EXHIBIT 6.3

AMENDMENT NO. 2

TO EMPLOYMENT AGREEMENT

This Amendment No. 2 (this “Amendment”) to that certain Employment Agreement (the “Agreement”) dated December 17, 2018, by and between Opti-harvest, Inc., a Delaware corporation (the “Company”), and Jonathan Destler (“Executive”), is entered into January 1, 2022. The Company and Executive may be collectively referred to herein as the “Parties.”

WHEREAS, the Parties entered into the Agreement;

WHEREAS, the Parties entered into Amendment No. 1 to the Agreement (“Amendment No. 1”), dated March 21, 2021;

WHEREAS, on December 8, 2022, the Parties verbally agreed that Executive would assume the duties of Founder and Director of Corporate Development without otherwise changing the terms of the Agreement, as amended, upon the appointment of a new Chief Executive Officer of the Company;

WHEREAS, on December 8, 2022, the Corporation appointed a new Chief Executive Officer, and Executive began performing the duties of Founder and Director of Corporate Development of the Company on a full-time basis; and

WHEREAS, the Parties wish to further amend the Agreement to memorialize the December 8, 2022, oral agreement of the Parties, as set forth herein.

NOW THEREFORE, in consideration of covenants and agreements contained herein and such other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the Parties hereto, the Parties agree as follows:

1. Definitions. All defined terms used herein shall have the meaning assigned to them in the Agreement unless otherwise defined herein, and all of the terms of the Agreement shall continue to apply unless as amended hereby.

2. Amendment to Section 1.1 (Position) of the Agreement. Section 1.1 of the Agreement is amended and restated as follows, effective December 8, 2022:

“1.1 Position. Executive is employed as Founder and Director of Corporate Development of the Company, reporting to the Company’s board of directors. The duties and responsibilities of Executive shall include the duties and responsibilities for the direct supervision, direction and control of the Company’s corporate development, marketing and sales. The Executive shall perform such duties as from time to time may be prescribed for him by the Company’s chief executive officer or the Company’s board of directors, in all cases to be consistent with Executive’s corporate offices and positions.”

3. Continuing Effect of the Agreement. Except as specifically set forth herein, the Agreement shall remain in full force and effect and shall not be waived, modified, superseded or otherwise affected by this Amendment. This Amendment is not to be construed as a release, waiver or modification of any of the terms, representations, warranties, covenants, rights or remedies set forth in the Agreement, except as specifically set forth herein.

4. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of California.

5. Entire Agreement. The Agreement, Amendment No. 1 and this Amendment, and the exhibits and schedules delivered pursuant to the Agreement contain all of the terms and conditions agreed upon by the Parties relating to the subject matter of the Agreement and supersede all prior agreements, negotiations, correspondence, undertakings, and communications of the Parties, whether oral or written, respecting that subject matter.

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.

The Company:		Executive:

OPTI-HARVEST, INC.

By:	/s/ Steve Handy	/s/ Jonathan Destler
Name:	Steve Handy	Jonathan Destler
Title:	Chief Financial Officer

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